                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                                  MISONIX, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    604871103
                                 (CUSIP Number)

                                 Mr. Gary Gelman
                      c/o American Claims Evaluation, Inc.
                                One Jericho Plaza
                             Jericho, New York 11753
                                 (516) 822-6230
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                November 4, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (section) 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

--------------------------------------------------
CUSIP NO. 652903105
--------------------------------------------------

--------- -----------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Gary Gelman

--------- -----------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a)
                                                                                                           (b)
--------- -----------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF

--------- -----------------------------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
--------- -----------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

----------------------------- ---------------- ----------------------------------------------------------------
          NUMBER OF                  7         SOLE VOTING POWER
           SHARES                              740,750
        BENEFICIALLY
       OWNED BY EACH          ---------------- ----------------------------------------------------------------
         REPORTING                   8         SHARED VOTING POWER
           PERSON                              0
            WITH
                              ---------------- ----------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER
                                               740,750

----------------------------- ---------------- ----------------------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               0

--------- -----------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          740,750

--------- -----------------------------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)

--------- -----------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          12%

--------- -----------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN

---------------------------------------------------------------------------------------------------------------



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             Gary Gelman hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 1, 1994, as amended by Amendment No.1 filed with the SEC on December 8, 1994, and as further amended by Amendment No. 2 filed with the SEC on December 22, 1994, by Amendment No. 3 filed with the SEC on April 6, 1995, by Amendment No. 4 filed with the SEC on June 26, 1995, by Amendment No. 5 filed with the SEC on March 27, 1996, by Amendment No. 6 filed with the SEC on February 18, 1997, by Amendment No. 7 filed with the SEC on August 27, 1997, by Amendment No. 8 filed with the SEC on September 12, 1997, by Amendment No. 9 filed with the SEC on February 19, 1998, by Amendment No. 10 filed with the SEC on September 23, 1998, by Amendment No. 11 filed with the SEC on March 20, 2000, by Amendment No. 12 filed with the SEC on November 8, 2000, and further amended by Amendment No. 13 filed with the SEC on December 13, 2000 (the "Schedule 13D").

             This Schedule relates to the common stock, par value $.01 per share (the "Common Stock"), of MISONIX, INC., a New York corporation (the "Company").


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Mr. Gelman beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 740,750 shares of Common Stock, or 12% of the shares as of November 4, 2002. Of such shares 690,750 are shares held by Mr. Gelman and 50,000 shares of Common Stock are issuable pursuant to presently exercisable options issued pursuant to the Company's 1996 Non-Employee Director Stock Option Plan.

             Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Except for the exercise of options to purchase 538,500 shares of Common Stock at an exercise price of $.73 per share on November 4, 2002 by Mr. Gelman under the 1996 Non-Employee Director Stock Option Plan, no transactions in the Common Stock were effected by Mr. Gelman during the past sixty (60) days.



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



Signature.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 7, 2002

                                                /s/ Gary Gelman
                                                ------------------------------
                                                Gary Gelman












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